ASX RELEASE | October 30, 2020 | ASX:PLL; NASDAQ:PLL

SEPTEMBER 2020 QUARTERLY REPORT

Piedmont Lithium Limited (ASX: PLL; NASDAQ: PLL) (“Piedmont” or “Company”) is pleased to present its September 2020 quarterly report. Highlights during and subsequent to the quarter were:

•
Signed binding agreement with Tesla, Inc. (“Tesla”) for the supply of spodumene concentrate from Piedmont’s North Carolina deposit to Tesla for an initial five-year term on a fixed-price binding purchase commitment from the delivery of first product;

•
Completed a bench-scale lithium hydroxide testwork program which demonstrated conversion of Piedmont ore to battery-quality lithium hydroxide. Lithium hydroxide was produced from spodumene concentrate produced from core samples taken from Piedmont’s North Carolina deposit. Quality results compare favorably with current market specifications for battery quality lithium hydroxide;

•
Resumed drilling at Piedmont’s properties located within the world-class Carolina Tin-Spodumene Belt (“TSB”) in North Carolina.  The drill program will consist of approximately 5,600 meters with a primary objective to drill Exploration Target areas on the Core and Central properties, as well as previously untested occurrences of spodumene bearing pegmatite on regional properties;

•
Appointed Mr. Austin Devaney as Vice President – Sales & Marketing. Mr. Devaney spent most of the past decade in senior marketing roles with Albemarle Corporation, most recently as Vice President, Strategic Marketing and Customer Excellence; and

•
Completed a U.S. public offering of 2,300,000 of Piedmont’s American Depositary Shares (“ADSs”), with each ADS representing 100 of its ordinary shares, which includes the full exercise of the underwriters’ option, at an issue price of US$25.00 per ADS, to raise aggregate gross proceeds of US$57.5 million (A$81.2 million).

Keith D. Phillips, President and CEO of Piedmont, commented:
“We are extremely proud of the key milestones achieved by Piedmont during the quarter. Our agreement with Tesla highlights the strategic importance of Piedmont’s unique American spodumene deposit and confirms the trend toward spodumene as the preferred feedstock for the lithium hydroxide required in high-nickel batteries. Our relationship with Tesla represents the start of the first U.S. domestic lithium supply chain.
“Additionally, our recent U.S. public offering raised US$57.5 million and brought several strong U.S. cleantech and materials investors into our shareholder base, while strengthening Piedmont’s balance sheet, and enabling us to accelerate our development to become the first new American producer of  lithium hydroxide in decades.
“We will soon commence an integrated definitive feasibility study (“DFS”), including a large infill drill campaign and pilot scale metallurgical testwork program, and will also prioritize the procurement of long lead-time items.  We will continue to work on marketing arrangements for our lithium hydroxide and quartz by-products, focusing on the electric vehicle and solar panel markets, respectively. The DFS is planned for completion in Q2 2021.”
For further information, contact:

Keith Phillips	Tim McKenna
President & CEO	Investor and Government Relations
T: +1 973 809 0505	T: +1 732 331 6457
E: kphillips@piedmontlithium.com	E: tmckenna@piedmontlithium.com

USA
Piedmont Lithium
N
Lincolnton
77
Piedmont Lithium
Mineral Resource
27.9Mt @ 1.11% Li_2O
Core Property
321
Central Property
Hallman-Beam Mine
Sunnyside Property
Shelby
Bessemer City
Gastonia
85
Kings Mountain Mine
Livent, Bessemer City
Lithium Processing Facility
Charlotte
Proposed Piedmont Lithium
Chemical Plant Site
Albemarle, Kings Mountain
Lithium Processing Facility
North Carolina
South Carolina
Piedmont Lithium project
Major highway
Railway
City
20 km

Figure 1: Piedmont Lithium Project located within the TSB
Project Overview
Piedmont Lithium Limited (ASX: PLL; Nasdaq: PLL) holds a 100% interest in the Piedmont Lithium Project (“Project”), a pre-production business targeting the manufacturing of 22,700 tonnes per year (“t/y”) of battery quality lithium hydroxide in North Carolina, USA to support electric vehicle and battery supply chains in the United States and globally.  Piedmont’s premier southeastern USA location is advantaged by favorable geology, proven metallurgy and easy access to infrastructure, power, R&D centers for lithium and battery storage, major high-tech population centers and downstream lithium processing facilities.
Piedmont has reported 27.9 million tonnes (“Mt”) of Mineral Resources grading at 1.11% Li2O located within the world-class Carolina Tin-Spodumene Belt (“TSB”) and along trend to the Hallman Beam and Kings Mountain mines, which historically provided most of the western world’s lithium between the 1950s and the 1980s. The TSB has been described as one of the largest lithium provinces in the world and is located approximately 25 miles west of Charlotte, North Carolina.

Offtake
During the quarter, Piedmont entered into a binding agreement with Tesla, Inc. (“Tesla”) for the supply of spodumene concentrate (“SC6”) from Piedmont’s North Carolina deposit to Tesla.
The agreement is for an initial five-year term on a fixed-price binding purchase commitment from the delivery of first product and may be extended by mutual agreement for a second five-year term. The Agreement covers a fixed commitment representing approximately one-third of Piedmont’s planned SC6 production of 160,000 tonnes per annum for the initial five-year term as well as an additional quantity to be delivered at Tesla’s option.
The Agreement is conditional upon Tesla and Piedmont agreeing to a start date for spodumene concentrate deliveries between July 2022 and July 2023 based on the development schedules of both parties.

Testwork

During the quarter, Piedmont completed a bench-scale testwork program at SGS Canada, Inc. (“SGS”) in Lakefield, Ontario to produce initial quantities of battery-quality lithium hydroxide monohydrate.
Lithium hydroxide was produced from spodumene concentrate produced at SGS from core samples taken from the Piedmont Lithium Project.  Quality results compare favorably with current market specifications for battery quality lithium hydroxide.  Testwork results are shown in Table 1.

Table 1 – Results of Piedmont Lithium Hydroxide Testwork Compared with Industry Specifications
Product	Unit	PLL Results	China Spec	Livent Spec	Ganfeng Spec
LiOH	(%)	>56.5	≥56.5	56.5	56.5
Na	ppm	<20	≤80	20	20
K	ppm	<10	≤20	10	10
Fe	ppm	<2	≤8	5	5
Ca	ppm	<9	≤200	15	15
Cu	ppm	<1	-	5	5
Mg	ppm	<0.7	-	-	10
Si	ppm	8	-	30	30
Cl	ppm	<10	≤50	20	20
SO4	ppm	<100	≤150	100	100
CO2%		0.48	0.40	0.35	0.50
The program results demonstrate the ability of Piedmont to concentrate and produce battery-quality lithium hydroxide via an ‘ore-to-hydroxide’ conversion route which is consistent with the chemical plant process design in the Company’s recently completed lithium chemical plant prefeasibility study.
Drilling
During the quarter, Piedmont resumed drilling on its properties located within the world-class Carolina TSB in North Carolina, USA.  The drill program will consist of approximately 5,600 meters.  The program’s primary objectives are to drill Exploration Target areas on the Core and Central properties, as well as previously untested occurrences of spodumene bearing pegmatite on regional properties (Figure 2).

Piedmont Lithium Project
Hallman-Beam Mine
Carolina Tin-Spodumene Belt
Bessemer City
Gastonia
Kings Mountain Mine
N
Area 1
Rock Chip Assays up to 2.37% Li_2O
Core Property
Area 5
Rock Chip Assays up to 2.10% Li_2O
Area 2
Rock Chip Assays up to 2.63% Li_2O
Piedmont Lithium Project
Mineral Resource
27.9Mt @ 1.11% Li_2O
Area 3
Rock Chip Assays up to 2.41% Li_2O
Central Property
279
274
Hallman-Beam Mine
Sunnyside
Rock Chip Assays up to 2.91% Li_2O
Sunnyside Property
20.9 meters intercept
@ 1.42% Li_2O in Hole 18-SS-001
Piedmont Lithium project
Former lithium mine
Resource
Drillholes
Proposed drillholes
Exploration target
Major highway
Railway
Powerline
2.5 km

Figure 2 – Piedmont Lithium Project Property Map Showing Proposed Drillholes
Corporate
Subsequent to the end of the quarter, Piedmont completed a U.S. public offering of 2,300,000 of Piedmont’s American Depositary Shares (“ADSs”), with each ADS representing 100 of its ordinary shares, which includes the full exercise of the underwriters’ option, at an issue price of US$25.00 per ADS, to raise aggregate gross proceeds of US$57.5 million (A$81.2 million) (“U.S. Offering”). Net proceeds, after costs, to be received by the Company will be approximately US$53.3 million (A$75.3 million).
During the quarter, Piedmont completed its previously announced private placement of 120,000,000 fully paid ordinary shares to non-U.S. institutional and sophisticated shareholders to raise gross proceeds of A$10.8 million (“Private Placement”), following shareholder approval received at a general meeting held on July 31, 2020.
Piedmont finished the quarter with a cash balance of US$21.5 million (A$27.5 million), which does not include the net proceeds of approximately US$53.3 million (A$75.3 million) to be received from the U.S. Offering, which was completed subsequent to the end of the quarter in October 2020.

ASX Additional Information
Mining Properties
As at September 30, 2020, the Project comprised approximately 2,114 acres of surface property and associated mineral rights in North Carolina, of which approximately 510 acres are owned, approximately 113 acres are subject to long-term lease, approximately 79 acres are subject to lease-to-own agreements, and approximately 1,412 acres are subject to exclusive option agreements. These exclusive option agreements, upon exercise, allow us to purchase or, in some cases, enter into long-term leases for the surface property and associated mineral rights.
During the quarter the Company purchased approximately 119 acres of surface property (and associated mineral rights) upon exercising existing option agreements and entered into long-term lease on approximately 113 acres of surface property (and associated mineral rights) upon exercising existing option agreements.  The Company did not enter into any additional option agreements with local landowners during the quarter. The Company relinquished approximately 12 acres of land options during the quarter, following a determination by the Company that these properties were unlikely to have significant mineralization potential.
Piedmont also owns a 61-acre property in Kings Mountain, North Carolina, which will be the site of Piedmont’s proposed lithium chemical plant. The site is located approximately 20 miles from Piedmont’s proposed mine/concentrator in Gaston County, North Carolina.
Mining Exploration Expenditures
During the quarter, the Company made the following payments in relation to mining exploration activities:
Activity	US$000
Technical studies	(47)
Metallurgical testwork	(73)
Permitting	(49)
Drilling	(26)
Geological consultants	(37)
Field supplies, vehicles, travel, and other	(29)
Total as reported in Appendix 5B	(261)

Related Party Payments
During the quarter, the Company made payments of approximately US$233,000 to related parties and their associates. These payments relate to executive directors’ remuneration, non-executive directors’ fees, employer 401(k) contributions, superannuation contributions, and fees for services in relation to business development activities.

Forward Looking Statements
This announcement may include forward-looking statements. These forward-looking statements are based on Piedmont’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Piedmont, which could cause actual results to differ materially from such statements. Piedmont makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources
The Project’s Core Property Mineral Resource of 25.1Mt @ 1.13% Li2O comprises Indicated Mineral Resources of 12.5Mt @ 1.13% Li2O and Inferred Mineral Resources of 12.6Mt @ 1.04% Li2O. The Central Property Mineral Resource of 2.80Mt @ 1.34% Li2O comprises Indicated Mineral Resources of 1.41Mt @ 1.38% Li2O and 1.39Mt @ 1.29% Li2O. The information contained in this announcement has been prepared in accordance with the requirements of the securities laws in effect in Australia, which differ from the requirements of U.S. securities laws. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Australian terms defined in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”).  However, these terms are not defined in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and are normally not permitted to be used in reports and filings with the U.S. Securities and Exchange Commission (“SEC”). Accordingly, information contained herein that describes Piedmont’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. U.S. investors are urged to consider closely the disclosure in Piedmont’s Form 20-F, a copy of which may be obtained from Piedmont or from the EDGAR system on the SEC’s website at http://www.sec.gov/.
Competent Persons Statement
The information in this announcement that relates to Exploration Results, Metallurgical Testwork Results, Exploration Targets, Mineral Resources, Concentrator Process Design, Concentrator Capital Costs, Concentrator Operating Costs, Mining Engineering and Mining Schedule is extracted from the Company’s ASX announcements dated July 23, 2020, May 26, 2020, June 25, 2019, April 24, 2019, and September 6, 2018 which are available to view on the Company’s website at www.piedmontlithium.com. Piedmont confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning Mineral Resources, Exploration Targets, Production Targets, and related forecast financial information derived from Production Targets included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially modified from the original ASX announcements.
This announcement has been authorised for release by the Company’s CEO, Mr. Keith Phillips.

Appendix 5B
Mining exploration entity or oil and gas exploration entity
quarterly cash flow report
Name of entity
Piedmont Lithium Limited
ABN	Quarter ended (“current quarter”)
50 002 664 495	September 30, 2020

Consolidated statement of cash flows		Current quarter US$000	Year to date (3 months) US$000
1.	Cash flows from operating activities	-	-
1.1	Receipts from customers
1.2	Payments for	(261)	(261)
	(a)exploration & evaluation
	(b)development	-	-
	(c)production	-	-
	(d)staff costs	(540)	(540)
	(e)administration and corporate costs	(158)	(158)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	10	10
1.5	Interest and other costs of finance paid	(66)	(66)
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	-	-
1.8	Other (provide details if material): (a) business development	(152)	(152)
1.9	Net cash from / (used in) operating activities	(1,167)	(1,167)

2.	Cash flows from investing activities	-	-
2.1	Payments to acquire:
	(a)entities
	(b)tenements	(3,406)	(3,406)
	(c)property, plant and equipment	(5)	(5)
	(d)exploration & evaluation	-	-
	(e)investments	-	-
	(f)other non-current assets	-	-

ASX Listing Rules Appendix 5B (17/07/20) Page 1
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report

Consolidated statement of cash flows		Current quarter US$000	Year to date (3 months) US$000
2.2	Proceeds from the disposal of:	-	-
(a)entities
	(b)tenements	-	-
	(c)property, plant and equipment	-	-
	(d)investments	-	-
	(e)other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	(3,411)	(3,411)

3.	Cash flows from financing activities	7,784	7,784
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	-	-
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(637)	(637)
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	-	-
3.10	Net cash from / (used in) financing activities	7,147	7,147

4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	18,857	18,857
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(1,167)	(1,167)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(3,411)	(3,411)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	7,147	7,147

ASX Listing Rules Appendix 5B (17/07/20) Page 2
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report

Consolidated statement of cash flows		Current quarter US$000	Year to date (3 months) US$000
4.5	Effect of movement in exchange rates on cash held	3	3
4.6	Cash and cash equivalents at end of period	21,429	21,429

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter US$000	Previous quarter US$000
5.1	Bank balances	21,429	14,337
5.2	Call deposits	-	4,520
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	21,429	18,857

6.	Payments to related parties of the entity and their associates	Current quarter US$000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	(233)
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-
Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments

ASX Listing Rules Appendix 5B (17/07/20) Page 3
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report

7.
Financing facilities
Note: the term “facility’ includes all forms of financing arrangements available to the entity.
Add notes as necessary for an understanding of the sources of finance available to the entity.
		Total facility amount at quarter end US$000	Amount drawn at quarter end US$000
7.1	Loan facilities	-	-
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	-	-
7.4	Total financing facilities	-	-

7.5	Unused financing facilities available at quarter end
7.6
Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

Not applicable

8.	Estimated cash available for future operating activities	US$000
8.1	Net cash from / (used in) operating activities (item 1.9)	(1,167)
8.2	(Payments for exploration & evaluation classified as investment activities) (item 2.1(d))	-
8.3	Total relevant outgoings (item 8.1 + item 8.2)	(1,167)
8.4	Cash and cash equivalents at quarter end (item 4.6)	21,429
8.5	Unused finance facilities available at quarter end (item 7.5)	-
8.6	Total available funding (item 8.4 + item 8.5)	21,429
8.7	Estimated quarters of funding available (item 8.6 divided by item 8.3)	18

Note: if the entity has reported positive relevant outgoings (ie a net cash inflow) in item 8.3, answer item 8.7 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.7.

8.8	8.8.1. Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?
	Not applicable

8.8.2.            Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

	Not applicable
	8.8.3. Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?
	8.8.1. Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?
	Not applicable
	Note: where item 8.7 is less than 2 quarters, all of questions 8.8.1, 8.8.2 and 8.8.3 above must be answered.

ASX Listing Rules Appendix 5B (17/07/20) Page 4
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report

Compliance statement
1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.
2	This statement gives a true and fair view of the matters disclosed.

Date:                                October 30, 2020

Authorised by:                                        Company Secretary
    (Name of body or officer authorising release – see note 4)

Notes
1.
This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.
If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 6: Exploration for and Evaluation of Mineral Resources and AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standards apply to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.
4.
If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.
If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 5B (17/07/20) Page 5
+ See chapter 19 of the ASX Listing Rules for defined terms.